UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2019.

Commission File Number 001-38496

CANOPY GROWTH CORPORATION

(Translation of registrant’s name into English)

1 Hershey Drive

Smiths Falls, Ontario

K7A 0A8

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canopy Growth Corporation

Date: April 30, 2019	/s/ Bruce Linton
Bruce Linton
Chief Executive Officer

INDEX TO EXHIBITS

99.1	Material Change Report dated April 29, 2019

99.2	Arrangement Agreement between Canopy Growth Corporation and Acreage Holdings, Inc. dated April 18, 2019

99.3	Second Amended and Restated Investor Rights Agreement between CBG Holdings LLC, Greenstar Canada Investment Limited Partnership and Canopy Growth Corporation dated April 18, 2019

99.4	Consent Agreement between CBG Holdings LLC and Canopy Growth Corporation dated April 18, 2019